Quest Diagnostics Announces Successful Tender Offer and Commencement of a
Subsequent Offering Period for Shares of Celera

MADISON, N.J., May 4, 2011 /PRNewswire/ -- Quest Diagnostics Incorporated (NYSE: DGX), the world’s leading provider of diagnostics testing, information and services, announced today that Spark Acquisition Corporation, its wholly owned subsidiary (“Spark”), successfully completed the cash tender offer for all outstanding shares of common stock of Celera Corporation (NASDAQ: CRA), which expired at 5:00 p.m., New York City time, on Tuesday, May 3, 2011.  Computershare Trust Company, N.A., the depositary for the tender offer, has indicated that, as of the expiration of the tender offer, 45,962,366 shares of common stock of Celera had been tendered into and not properly withdrawn from the tender offer.  These shares represent approximately 55.93% of Celera’s outstanding shares of common stock and 52.38% of Celera’s outstanding shares of common stock on a fully diluted basis (as determined pursuant to the merger agreement between Quest Diagnostics, Spark and Celera).  In addition, the depositary has received commitments to tender approximately 5,208,360 shares of common stock of Celera in accordance with the guaranteed delivery procedures, which, when combined with the shares tendered and not properly withdrawn from the tender offer, represent approximately 62.27% of Celera’s outstanding shares of common stock and 58.32% of Celera’s outstanding shares of common stock on a fully diluted basis (as determined pursuant to the Merger Agreement).  All Celera shares that were validly tendered into the tender offer and not properly withdrawn have been accepted for payment.

Quest Diagnostics also announced that Spark has commenced a subsequent offering period for all remaining shares of Celera common stock to permit stockholders who have not yet tendered their shares the opportunity to do so.  The subsequent offering period will expire at 5:00 p.m., New York City time, on Friday, May 6, 2011, unless extended.  The same $8.00 per share cash consideration offered during the initial offering period will be paid to holders of Celera’s common stock who tender their shares during the subsequent offering period.  The procedures for tendering shares during the subsequent offering period are the same as during the initial offering period, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) shares tendered during the subsequent offering period may not be withdrawn.

Following the completion of the subsequent offering period, if Spark obtains at least 90% of the outstanding shares of Celera through the tender offer or otherwise, Quest Diagnostics intends to effect a short-form merger under Delaware law as promptly as practicable, without the need for a meeting of Celera stockholders.  As a result of the merger, the remaining Celera stockholders (other than Celera, Quest Diagnostics, Spark and any of their respective direct or indirect wholly owned subsidiaries, or those stockholders who properly exercise appraisal rights under Delaware law) will receive the same $8.00 per share price, in cash, without interest and subject to any required withholding of taxes, that was paid in the tender offer.  After the merger, Celera will be a wholly owned subsidiary of Quest Diagnostics, Celera shares will cease to be traded on the NASDAQ Global Select Market and Celera will no longer have reporting obligations under the Securities Exchange Act of 1934, as amended.

About Quest Diagnostics

Quest Diagnostics is the world’s leading provider of diagnostic testing, information and services that patients and doctors need to make better healthcare decisions.  The company offers the broadest access to diagnostic testing services through its network of laboratories and patient service centers, and provides interpretive consultation through its extensive medical and scientific staff.  Quest Diagnostics is a pioneer in developing innovative new diagnostic tests and advanced healthcare information technology solutions that help improve patient care.  Additional company information is available at:  www.questdiagnostics.com.

Legal Notices and Disclaimers

This release is provided for informational purposes only.  It does not constitute an offer to purchase shares of Celera or a solicitation/recommendation under the rules and regulations of the SEC.  Quest Diagnostics and its subsidiary Spark have filed with the SEC a tender offer statement on Schedule TO, including the offer to purchase and related documents, which has been previously amended and will be further amended as necessary.  Celera has filed with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9, which has been previously amended and will be further amended as necessary.  These documents contain important information and stockholders of Celera are advised to carefully read these documents before making any decision with respect to the cash tender offer.  These documents are available at no charge on the SEC’s website at www.sec.gov.  In addition, a copy of the offer to purchase, letter of transmittal and certain related tender offer documents may be obtained free of charge by directing a request to Quest Diagnostics at 973-520-2900.  A copy of the tender offer statement and Celera’s solicitation/recommendation statement on Schedule 14D-9 are available to all stockholders of Celera free of charge at www.celera.com.

As stated, the depositary for the tender offer is Computershare Trust Company, N.A.  The information agent for the tender offer is D.F. King & Co., Inc.  The dealer manager for the tender offer is Morgan Stanley & Co. Incorporated.

Contacts:

Kathleen Valentine (Investors):  973-520-2900

Gary Samuels (Media): 973-520-2800